SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D/A
               Under the Securities Exchange Act of 1934
                           (Amendment No. 3)


                 HAWAIIAN NATURAL WATER COMPANY, INC.
         -------------------------------------------------------
                            (Name of Issuer)

                               Common Stock
         -------------------------------------------------------
                      (Title of Class of Securities)

         -------------------------------------------------------
                  (CUSIP Number of Class of Securities)


                            Michael D. James
                       Chief Financial Officer
                      AMCON Distributing Company
                           10228 "L" Street
                        Omaha, Nebraska 68127
                            (402)331-3727
         -------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                               Copies to:
                          John A. Granda, Esq.
                      Stinson, Mag & Fizzell, P.C.
                         1201 Walnut Street
                       Kansas City, Missouri 64106
                             (816) 842-8600

                          December 17, 2001
         -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))


(1)  NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     AMCON Distributing Company; IRS No. 47-0702918

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)
     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS (See Instructions):     OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER  100
(8)  SHARED VOTING POWER
(9)  SOLE DISPOSITIVE POWER  100
(10) SHARED DISPOSITIVE POWER

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 100

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): /x/

(13) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11): 100%

(14) TYPE OF REPORTING PERSON (See Instructions):  CO


ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to Common Stock, no par value, of the issuer, Hawaiian Natural Water Company, Inc., a Delaware corporation ("Hawaiian Natural"), which is a successor to Hawaiian Natural Water Company, Inc., a Hawaii corporation ("HNWC"). The address of Hawaiian Natural's executive office is 98-746 Kuahao Place, Pearl City, Hawaii 96814. On December 17, 2001, HNWC was merged (the "Merger") with and into AMCON Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of AMCON Distributing Company ("AMCON"). Following that merger, AMCON Merger Sub, Inc. changed its corporate name to Hawaiian Natural Water Company, Inc.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Common Stock of HNWC was converted into AMCON common stock as described in Item 5 except for cash paid in lieu of fractional shares which came from AMCON's working capital.

ITEM 4.    PURPOSE OF TRANSACTION.

As a result of the Merger, AMCON became the owner of all of HNWC's outstanding shares and HNWC thus became eligible for termination of registration pursuant to Rule 12(g)(4) of the Securities Exchange Act of 1934. Hawaiian Natural's Board of Directors consists of William Wright, Jack Stern and Marcus Bender. Hawaiian Natural's officers are William Wright, Chairman of the Board of Directors, Jack Stern, President and Chief Executive Officer, Marcus Bender, Vice Chairman of the Board of Directors, Michael James, Secretary, and William Irwin, Treasurer. The certificate of incorporation and bylaws of Hawaiian Natural have replaced the articles of incorporation and bylaws of HNWC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Under the Merger Agreement, HNWC and AMCON had established the total value of HNWC common stock as $2,865,348. The exchange ratio, which specified the fractional share of AMCON issued for each share of Hawaiian Natural in the merger, was determined by dividing this agreed upon value by the average AMCON stock price described below and then dividing that resulting quotient by the number of shares of HNWC common stock outstanding immediately prior to the time the Merger was completed. For purposes of this calculation, the average closing price of AMCON common stock was measured during a 20 trading day period ending three days prior to December 17, 2001, the date of the Hawaiian Natural shareholder vote on the merger. However, the common stock of AMCON was required by the Merger Agreement to be priced at a per share amount no lower than $6.00 and no higher than $8.00 per share for this purpose. As a result of AMCON's stock price during this measurement period, the exchange ratio was 0.052 of a share of AMCON common stock for each share of HNWC common stock. A total of 477,558 shares of AMCON common stock were therefore issued in the merger, of which AMCON received back 104,000 shares with respect to its ownership of 2,000,000 shares of common stock of HNWC.

    (b) AMCON possesses the sole power to vote and to dispose of 100 shares of Hawaiian Natural's common stock, which represents 100% of Hawaiian Natural's outstanding shares.

    (c) The Fifth Amended and Restated Agreement and Plan of Merger was executed on September 27, 2001. AMCON has not engaged in any transactions in Hawaiian Natural's common stock during the last 60 days except for the Merger and the conversion prior to the Merger of a $500,000 Convertible Note issued by HNWC to AMCON.

    (d) and (e)  Not applicable.



                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief on behalf of AMCON, as Secretary, Treasurer and Chief Financial Officer of AMCON, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2002.
                                     AMCON Distributing Company


                                     By:  /s/ Michael D. James
                                          ---------------------------
                                     Name:  Michael D. James
                                     Title:  Secretary, Treasurer and
                                             Chief Financial Officer